UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2026

Commission File Number: 001-43391

SK hynix Inc.

(Translation of registrant’s name into English)

2091, Gyeongchung-daero

Bubal-eup, Icheon-si

Gyeonggi-do 17336, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Clarification Regarding Rumors or Media Reports

On August 5, 2026, the Korea Economic Daily (also known as “Hankyung”) reported that “Solidigm,” a U.S. subsidiary of SK hynix Inc. (the “Company”), is pursuing a pre-IPO capital raising of approximately Won 5 trillion.

The Company hereby clarifies that, while the Company’s overseas subsidiary under the brand name “Solidigm” is reviewing various measures to strengthen its competitiveness, no matters have been determined as of the date hereof. The Company will make a further disclosure either when specific details are confirmed or within one month of the date of this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK hynix Inc.
(Registrant)

By:	/s/ Seonghwan Park
(Signature)
Name:	Seonghwan Park
Title:	Head of Investor Relations

Date: August 6, 2026